Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

June 26, 2009

Measured and Indicated Silver Resources Increase by 250% at Silvercorp's GC Silver-Zinc-Lead Project

Silvercorp Metals Inc. (TSX: SVM, NYSE Amex: SVM) (“Silvercorp”) is pleased to announce an updated mineral resource estimate for its GC silver-lead-zinc project located in the Guangdong Province, Southern China. The updated mineral resource estimate is outlined in a National Instrument 43-101 compliant technical report entitled “NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China” dated June 22, 2009 (the "Resource Report”) prepared by AMC Mining Consultants (Canada) Ltd. (“AMC”) (Principal Geologist Brian O’Connor, P.Geo., independent Qualified Person, as defined by NI 43-101).  Based on this Resource Report, the Measured and Indicated mineral resources and the Inferred mineral resources for the GC Project have increased by approximately 250% and 8% respectively in comparison to the last resource estimate dated April, 2008. The Resource Report will be available for review on SEDAR at www.sedar.com and on the Company’s website (www.silvercorp.ca).

Mineralization in the GC Project consists of narrow-vein type deposits which occur as discrete planes of variable grade and variable thickness. The resources were outlined using polygonal methods on longitudinal sections constructed for each vein. The resource estimates incorporate the results of a 63-hole, 23,547 meter diamond drilling program, of which 22 holes totaling 10,083 meters were drilled by Silvercorp in 2008.  A total of 740 samples were used to define 26 veins in which 492 samples were used for resource estimates. The estimated mineral resources for the GC project are summarized in the following table using the 150g/t recovered Ag Equivalent (Ag Eq) cut-off.

Resource Classification	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	Contained Metal
					Ag (oz)	Pb (t)	Zn (t)
Measured	374,000	233	1.83	3.19	2,797,000	6,850	11,920
Indicated	6,034,000	132	1.47	3.35	25,690,400	88,710	202,230
Measured + Indicated	6,408,000	138	1.49	3.34	28,489,500	95,570	214,160
Inferred	7,892,000	121	1.45	2.70	30,774,200	114,570	213,380

Ag Eq is calculated using US$12/oz Ag, US$0.75/lb Pb, US$0.75/lb Zn.  Metal recoveries used in the Ag Eq calculations are 84.82%, 84.57%, and 88.42% for Ag, Pb, and Zn, respectively.  Mineral processing and metallurgical tests were completed by the Hunan Non-ferrous Metals Research Institute (HNMRI) in February through April of 2009. The test sample was a composite of 158 drill core sample rejects from the 2008 drill program.

This estimated resource (Measured plus Indicated) is 250% greater than the resource reported in the previous resource estimate by SRK Consulting (the “2008 Report”).  This is largely due to the fact that the new estimation is based on 26 veins as compared to 13 veins in the 2008 Report, and additional infill and step out drilling completed by Silvercorp in 2008.

Myles Gao, P.Geo., President and Chief Operating Officer of  Silvercorp, is the Qualified Person on the project under NI 43-101 and has reviewed and given consent to this press release. Brian O’Connor, P.Geo., the Independent Qualified Person, as defined by NI-101, has reviewed and given consent to this press release.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and production of silver-related mineral properties located in the People’s Republic of China. Silvercorp is operating and developing four silver-lead-zinc mines at the highly profitable Ying Mining Camp in the Henan Province of China. Silvercorp is also applying for a mining permit at the newly acquired, 95% owned, Gaocheng and Shimentou properties in the Guangdong Province of China, to commence production from mining operations of silver, lead and zinc. Silvercorp is the largest primary silver producer operating in China. Silvercorp’s common shares are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indices.

Cautionary Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of Canadian securities laws and the applicable securities laws of the United States. Forward-looking statements or information are based on a number of estimates and assumptions and are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying estimates and assumptions prove incorrect, actual results may vary materially from those described in forward looking statements or information. Factors related to such risks and uncertainties, and underlying estimates and assumptions include, among others, discrepancies between actual and estimated resources, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of mineral exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in Silvercorp’s most recently filed Annual Information Form and Form 40-F filed with the U.S. Securities and Exchange Commission for the year ended March 31, 2009. Accordingly, undue reliance should not be placed on forward looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, except as may be required by law, and you are referred to the full discussion of Silvercorp’s business contained in Silvercorp’s reports filed with the securities regulatory authorities in Canada and the United States.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This press releases uses the terms “Measured”, “Indicated” and Inferred” Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally of an Inferred Mineral Resource existence, or is economically or legally mineable.

This press release is also available at www.silvercorp.ca